Exhibit (a)(5)(ii)

100 Mission Ridge / Goodlettsville, Tennessee 37072-2170 / Telephone: (615) 855-4000 / www.dollargeneral.com

NEWS FOR IMMEDIATE RELEASE

DOLLAR GENERAL REMAINS COMMITTED TO ACQUISITION OF FAMILY DOLLAR

Cash Tender Offer is a Clearly Superior Proposal for Family Dollar Shareholders

Company Remains Confident in its Antitrust Strategy and Analysis

GOODLETTSVILLE, Tennessee – September 17, 2014 – In response to the decision by the Board of Directors of Family Dollar Stores, Inc. (NYSE: FDO) to reject Dollar General’s tender offer to acquire all outstanding shares of Family Dollar for $80.00 per share in cash, Dollar General Corporation (NYSE: DG) today stated that it remains committed to acquiring Family Dollar in a transaction that would deliver superior value to Family Dollar shareholders and is capable of being completed on the terms proposed.

The Company also stated that it remains confident in both its antitrust strategy and the analysis performed by its antitrust advisors.

“Dollar General has made every good faith effort to engage in constructive discussions with the Family Dollar Board of Directors,” said Rick Dreiling, Chairman and Chief Executive Officer of Dollar General. “At each turn, despite Dollar General’s superior proposals and to the detriment of the Family Dollar shareholders, the Family Dollar Board has refused to engage, leaving Dollar General with no choice but to launch a tender offer.”

“Dollar General has invested significant time and resources in pursuit of this acquisition and remains committed to its successful completion. Family Dollar continues to make statements that are not worthy of debate. Rather than engaging with us in a meaningful and constructive manner, the Family Dollar Board has continued its efforts to distract shareholders from the main issue at hand – that a superior proposal adequately addressing antitrust issues remains on the table. Through our tender offer, Dollar General has provided all Family Dollar shareholders a voice in this process, and we urge them to tender into our offer,” Dreiling continued.

Details of the Tender Offer

Dollar General’s all-cash offer of $80.00 per share provides Family Dollar shareholders with a substantially superior valuation to the $74.50 per share cash / stock offer announced by Dollar Tree, Inc. on July 28, 2014. Dollar General’s offer provides Family Dollar’s shareholders with approximately $640 million of additional aggregate value over Dollar Tree’s offer and represents a premium of 31.9 percent over the closing price of $60.66 for Family Dollar stock on the day prior to the Dollar Tree announcement.

The offer is being made on the terms and subject to the conditions set forth in the offer to purchase and letter of transmittal (together, the “Offer”) dated September 10, 2014, included in the Tender Offer Statement on Schedule TO filed with the SEC. As part of a definitive merger agreement with Family Dollar, Dollar General would be willing to agree to divest up to 1,500 stores if required by the FTC and to pay Family Dollar a $500 million reverse break-up fee if the transaction did not close for reasons related to antitrust approvals.

The Offer is not conditioned upon any financing arrangements. Dollar General has received written financing commitments that are in full force and effect from Goldman, Sachs & Co. and Citigroup Global Markets Inc. for all of the financing necessary to consummate the proposed all-cash transaction.

Goldman, Sachs & Co. is acting as financial advisor to Dollar General. KKR Capital Markets and MCS Capital Markets are advising the Company on the financing. Simpson Thacher & Bartlett LLP is acting as its legal counsel.

Forward-Looking Statements

Dollar General includes “forward-looking statements” within the meaning of the federal securities laws throughout this release. A reader can identify forward-looking statements because they are not limited to historical fact or they use words such as “scheduled,” “may,” “will,” “could,” “should,” “would,” “expect,” “believe,” “anticipate,” “project,” “plan,” “estimate,” “forecast,” “goal,” “objective,” “committed,” “intend,” “continue,” or “will likely result,” and similar expressions that concern Dollar General’s strategy, plans, intentions or beliefs about future occurrences or results.

Forward-looking statements are subject to risks, uncertainties and other factors that may change at any time and may cause actual results to differ materially from those that Dollar General expected. Many of these statements are derived from Dollar General’s operating budgets and forecasts, which are based on many detailed assumptions that Dollar General believes are reasonable, or are based on various assumptions about certain plans, activities or events which we expect will or may occur in the future. However, it is very difficult to predict the effect of known factors, and Dollar General cannot anticipate all factors that could affect actual results that may be important to an investor. All forward-looking information should be evaluated in the context of these risks, uncertainties and other factors, including those factors disclosed under “Risk Factors” in Dollar General’s most recent Annual Report on Form 10-K and any subsequent quarterly filings on Form 10-Q filed with the Securities and Exchange Commission.

All forward-looking statements are qualified in their entirety by the cautionary statements that Dollar General makes from time to time in its SEC filings and public communications. Dollar General cannot assure the reader that it will realize the results or developments Dollar General anticipates, or, even if substantially realized, that they will result in the consequences or affect Dollar General or its operations in the way Dollar General expects. Forward-looking statements speak only as of the date made. Dollar General undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances arising after the date on which they were made, except as otherwise required by law. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on any forward-looking statements included herein or that may be made elsewhere from time to time by, or on behalf of, Dollar General.

Important Additional Information

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Family Dollar or any other securities. Dollar General and its wholly owned subsidiary D3 Merger Sub, Inc. have commenced a tender offer for all outstanding shares of common stock of Family Dollar and have filed with the Securities and Exchange Commission a tender offer statement on Schedule TO (including an Offer to Purchase, a Letter of Transmittal and related documents), which will be amended as necessary. These documents contain important information, including the terms and conditions of the tender offer, and shareholders of Family Dollar are advised to carefully read these documents before making any decision with respect to the tender offer. Investors and security holders may obtain free copies of these statements and other documents filed with respect to the tender offer at the SEC’s website at www.sec.gov. In addition, copies of the tender offer statement and related materials may be obtained for free by directing such requests to the information agent for the tender offer, Innisfree M&A Incorporated, at (877) 750-5837 (toll free for shareholders) or (212) 750-5833 (collect for banks and brokers).

About Dollar General Corporation

Dollar General Corporation has been delivering value to shoppers for 75 years. Dollar General helps shoppers Save time. Save money. Every day!® by offering products that are frequently used and replenished, such as food, snacks, health and beauty aids, cleaning supplies, basic apparel, house wares and seasonal items at low everyday prices in convenient neighborhood locations. With more than 11,500 stores in 40 states, Dollar General has more retail locations than any retailer in America. In addition to high quality private brands, Dollar General sells products from America’s most-trusted manufacturers such as Clorox, Energizer, Procter & Gamble, Hanes, Coca-Cola, Mars, Unilever, Nestle, Kimberly-Clark, Kellogg’s, General Mills, and PepsiCo. For more information on Dollar General, please visit www.dollargeneral.com.

Contact Information

Investors:
Mary Winn Pilkington	(615) 855-5536
Emma Jo Kauffman	(615) 855-5525

Media:
Brunswick Group:
Steve Lipin or Shahed Larson	(212) 333-3810

Dollar General Corporation:
Media Hotline	(877) 944-DGPR (3477)
Dan MacDonald	(615) 855-5209
Crystal Ghassemi	(615) 855-5210